UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
FC Banc Corp.

(Name of the Issuer)
FC Banc Corp.

(Name of Person(s) Filing Statement)
Common Shares, without par value

(Title of Class of Securities)
30243 10 9

(CUSIP Number of Class of Securities)
Coleman J. Clougherty
President
FC Banc Corp.
105 Washington Square
Bucyrus, Ohio 44820
(419) 562-7040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
Copy to:
E. L. Herbert, Esq.
Thomas C. Blank, Esq.
Shumaker, Loop & Kendrick, LLP
North Courthouse Square
1000 Jackson Street
Toledo, Ohio 43624-1573
419-241-9000
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$1,881,152	$222

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

*	Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,881,152 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 64,600 common shares for $29.12 per share in cash.

**	The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,881,152 by .0001177.

Introduction
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 promulgated thereunder by FC Banc Corp., an Ohio corporation. FC Banc Corp. is proposing that its shareholders, at a Special Meeting of the shareholders of FC Banc Corp. (the “Special Meeting”), approve and adopt amendments to FC Banc Corp.’s Articles of Incorporation, as amended, whereby (a) FC Banc Corp. would effect a 1-for-500 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 500 Common Shares immediately prior to the reverse split will receive cash in the amount of $29.12 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all fractional shares held by shareholders holding less than one whole Common Share after the reverse stock split into the right to receive cash in the amount of $29.12 per pre-split share, FC Banc Corp. would effect a 500-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and (b) will be considered one proposal (the “Stock Splits”).
     This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement, including exhibits, filed by FC Banc Corp. pursuant to Rule 14A under the Exchange Act (the “Proxy Statement”).
     The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Proxy Statement entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is FC Banc Corp. FC Banc Corp. is an Ohio corporation with its principal place of business located at 105 Washington Square, Bucyrus, Ohio 44820. FC Banc Corp.’s telephone number is (419) 562-7040.
     (b) Securities.
     The subject class of equity securities is FC Banc Corp.’s common shares, without par value (the “Common Shares”). There were 651,473 Common Shares outstanding on September 13, 2005.
     (c) Trading Market and Price.
     The information set forth in the section of the Proxy Statement entitled “Information About FC Banc Corp. — Market Price and Dividend Information” is incorporated herein by reference.
     (d) Dividends.
     The information set forth in the section of the Proxy Statement entitled “Information About FC Banc Corp. — Market Price and Dividend Information” is incorporated herein by reference.
     (e) Prior Public Offerings.

     FC Banc Corp. has not made any underwritten public offering of the Common Shares during the past three years.
     (f) Prior Stock Purchases.
     The information set forth in the section of the Proxy Statement entitled “Information About FC Banc Corp. — FC Banc Corp. Share Repurchase Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     FC Banc Corp. is the filing person and the subject company. FC Banc Corp.’s address and telephone number are provided in Item 2(a) above. FC Banc Corp.’s executive officers and directors are set forth below.
Executive Officers:
Coleman J. Clougherty- President
Anne Spreng Ferris, President, The Farmers Citizens Bank
Brad M. Brinkerhoff, Vice President, The Farmers Citizens Bank
Matthew C. Evans, Vice President, The Farmers Citizens Bank
Jeffrey A. Wise, Chief Financial Officer
Directors:
Coleman J. Clougherty
David G. Dostal
Patrick J. Drouhard
Robert D. Hord
Samuel J. Harvey
Terry L. Gernert
Charles W. Kimerline
Lawrence A. Morrison
John O. Spreng, Jr.
     The address of each executive officer and director of FC Banc Corp. is c/o FC Banc Corp., 105 Washington Square, Bucyrus, Ohio 44820.
     (b) Business and Background of Entities.
     Not applicable.
     (c) Business and Background of Natural Persons.
     The information set forth in the section of the Proxy Statement entitled “Information About FC Banc Corp. — Management of FC Banc Corp.” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors - Purpose of and Reasons for the Stock Splits,” “Special Factors — Effects of the Stock Splits,” “Stock Splits Proposal — Summary and Structure,” “Stock Splits Proposal — Material Federal Income Tax Consequences,” “Financial Information” and “Meeting and Voting Information — Quorum and Required Vote” is incorporated herein by reference.

     (c) Different Terms.
     The information set forth in the sections of the Proxy Statement entitled “Stock Splits Proposal — Summary and Structure,” “Special Factors — Effects of the Stock Splits” and “Information About FC Banc Corp. — Interest of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.
     (d) Appraisal Rights.
     The information set forth in the section of the Proxy Statement entitled “Stock Splits Proposal — Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders.
     The information set forth in the Section of the Proxy Statement entitled “Special Factors-Fairness of the Stock Splits” is incorporated by reference.
     (f) Eligibility for Listing or Trading.
     The information set forth in the section of the Proxy Statement entitled “Special Factors — Effects of the Stock Splits” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions.
     The information set forth in the Section of the Proxy Statement entitled “Information About FC Banc Corp. — Certain Transactions” and “Special Factors — Purchase of Our Shares by Directors and Executive Officers” is incorporated by reference.
     (b) Significant Corporate Events.
     None.
     (c) Negotiations or Contacts.
     None.
     (e) Agreements Involving the Subject Company’s Securities.
     None.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired.
     The Common Shares acquired in connection with the Stock Splits will be held in FC Banc Corp.’s treasury.
     (c) Plans.
          (1) The information set forth in the section of the Proxy Statement entitled “Information about FC Banc Corp.-Our Plans to Acquire Monitor Bancorp, Inc. and The Monitor Bank” is incorporated herein by reference.
          (2) None.
          (3) None.

          (4) The information set forth in the section of the Proxy Statement entitled “Information about FC Banc corp.-Our Plans to Acquire Monitor Bancorp, Inc. and The Monitor Bank” is incorporated herein by reference.
          (5) None.
          (6) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Purpose of and Reasons for the Stock Splits” and “Special Factors — Effects of the Stock Splits” is incorporated herein by reference.
          (7) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Purpose of and Reasons for the Stock Splits” and “Special Factors — Effects of the Stock Splits” is incorporated herein by reference.
          (8) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Purpose of and Reasons for the Stock Splits” and “Special Factors — Effects of the Stock Splits” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors — Purpose of and Reasons for the Stock Splits” and “Stock Splits Proposal — Background of the Stock Splits” is incorporated herein by reference.
     (b) Alternatives.
     The information set forth in the section of the Proxy Statement entitled “Special Factors — Alternatives to the Stock Splits” is incorporated herein by reference.
     (c) Reasons.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors — Purpose of and Reasons for the Stock Splits” and “Stock Splits Proposal — Background of the Stock Splits” is incorporated herein by reference.
     (d) Effects.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors — Effects of the Stock Splits,” “Special Factors — Fairness of the Stock Splits,” “Special Factors — Disadvantages of the Stock Splits,” “Stock Splits Proposal — Material Federal Income Tax Consequences” and “Financial Information” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a) Fairness.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors — Fairness of the Stock Splits,” “Special Factors-Opinion of Austin Associates, LLC” and “Stock Splits Proposal — Recommendation of the Board” is incorporated herein by reference.
     (b) Factors Considered in Determining Fairness.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors — Fairness of the Stock Splits,” “Special Factors-Opinion of Austin Associates, LLC” “Stock Splits Proposal — Recommendation of the Board,” is incorporated herein by reference.

     (c) Approval of Security Holders.
     The information set forth in the section of the Proxy Statement entitled “Special Factors -Fairness of the Stock Splits” is incorporated herein by reference.
     (d) Unaffiliated Representative.
     The information set forth in the section of the Proxy Statement entitled “Special Factors — Fairness of the Stock Splits” is incorporated herein by reference.
     (e) Approval of Directors.
     The information set forth in the sections of the Proxy Statement entitled “Stock Splits Proposal — Recommendation of the Board” and “Special Factors — Fairness of the Stock Splits” is incorporated herein by reference.
     (f) Other Offers.
     None.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     (a) Report, Opinion or Appraisal.
     The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet — Fairness of the Stock Splits,” “Stock Splits Proposal — Background of the Stock Splits,” “Special Factors — Fairness of the Stock Splits” and “Opinion of Austin Associates, LLC” is incorporated herein by reference.
     (b) Preparer and Summary of the Report, Opinion or Appraisal.
     The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet — Fairness of the Stock Splits,” “Opinion of Austin Associates, LLC” and “Stock Splits Proposal — Background of the Stock Splits” is incorporated herein by reference.
     (c) Availability of Documents.
     The full text of the fairness opinion of Austin Associates, LLC dated August 31, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. The full text of the valuation report of Austin associates, LLC set forth as Exhibit (c) (i) hereto is incorporated by reference. The fairness opinion and valuation report are also available for inspection and copying at FC Banc Corp.’s principal executive offices located at 105 Washington Square, Bucyrus, Ohio 44820 during FC Banc Corp.’s regular business hours by any interested shareholder of FC Banc Corp. or representative of such holder who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors — Financing of the Payment of the Cash Out Price” and “Special Factors-Source of Funds and Expenses is incorporated herein by reference.
     (b) Conditions.
     Not applicable.

     (c) Expenses.
          The information set forth in the sections of the Proxy Statement entitled “Special Factors-Source of Funds and Expenses” and “Meeting and Voting Information — Solicitation and Costs” is incorporated herein by reference.
     (d) Borrowed Funds.
          Not applicable.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the section of the Proxy Statement entitled “Information About FC Banc Corp. — Interest of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the sections of the Proxy Statement entitled “Special Factors-Purchases of Our Shares by Directors and Executive Officers” and “Information About FC Banc Corp. — Interest of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going Private Transaction.
     The information set forth in the sections of the Proxy Statement entitled “Stock Splits Proposal — Recommendation of the Board,” “Special Factors — Fairness of the Stock Splits” and “Meeting and Voting Information — Quorum and Required Vote” is incorporated herein by reference.
     (e) Recommendations of Others.
     The information set forth in the sections of the Proxy Statement entitled “Stock Splits Proposal — Recommendation of the Board” and “Special Factors — Fairness of the Stock Splits” is incorporated herein by reference.
Item 13. Financial Information.
     (a) Financial Information.
          (1) The audited financial statements contained in FC Banc Corp.’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled “Financial Information” are incorporated by reference.
          (2) The financial statements contained in FC Banc Corp.’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled “Financial Information” is incorporated by reference.
          (3) Not applicable.
          (4) The information set forth in the section of the Proxy Statement entitled “Financial Information” is incorporated herein by reference.
     (b) Pro Forma Information.

     The information set forth in the section of the Proxy Statement entitled “Financial Information — Pro Forma Financial Information” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     The information set forth in the section of the Proxy Statement entitled “Meeting and Voting Information — Solicitation and Costs” is incorporated herein by reference.
     (b) Employees and Corporate Assets.
     The information set forth in the section of the Proxy Statement entitled “Meeting and Voting Information — Solicitation and Costs” is incorporated herein by reference.
Item 15. Additional Information.
     All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.
Item 16. Exhibits.

(a)	(i) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of FC Banc Corp.*

(ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of FC Banc Corp.*

(iii) Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of FC Banc Corp.*

(b)	Not applicable.

(c)	(i) Fairness Opinion of Austin Associates, LLC*

(ii) Valuation Report of Austin Associates, LLC

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*	Incorporated by reference to FC Banc Corp.’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 14, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 14, 2005

FC BANC CORP.

By:	/s/ Coleman J. Clougherty

Name:	Coleman J. Clougherty
Title:	President

EXHIBIT INDEX

Exhibit
(a)(i)	Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of FC Banc Corp.*

(a)(ii)	Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of FC Banc Corp.*

(a)(iii)	Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of FC Banc Corp.*

(c)(i)	Fairness Opinion of Austin Associates, LLC*

(c)(ii)	Valuation Report of Austin Associates, LLC

*	Incorporated by reference to FC Banc Corp.’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 14, 2005.